

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Michael S. Dell
Chairman and Chief Executive Officer
Dell Technologies Inc.
One Dell Way
Round Rock, Texas 78682

> **Re: Dell Technologies Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 17, 2022**
> **File No. 001-37867**

Dear Mr. Dell:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment.

Please respond to this comment by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed May 17, 2022

General

1. Please expand upon how your board administers its risk oversight function. For example, please disclose:

    - the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
    - whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
    - how the board interacts with management to identify significant emerging risks; and
    - whether you have a Chief Compliance Officer and to whom this position reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

           Sincerely,

           Division of Corporation Finance
           Disclosure Review Program